UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

The Mills Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

601148109

(CUSIP Number)

James M. Barkley, Esq.
Simon Property Group, Inc.
225 W. Washington Street
Indianapolis, IN  46204

with copies to:

Arthur Fleischer, Jr., Esq.
Peter S. Golden, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
(212) 859-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 16, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 601148109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Simon Property Group, Inc. 04-6268599

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ **

**                                  The reporting person may be deemed to be part of a group with Farallon Capital Management, L.L.C. and certain funds it manages.  However, the reporting person disclaims beneficial ownership of any securities owned by these parties.

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -2,830,061 -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -2,830,061 -

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 4.9%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 601148109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Simon Property Group, L.P. 34-1755769

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ **

**                                  The reporting person may be deemed to be part of a group with Farallon Capital Management, L.L.C. and certain funds it manages.  However, the reporting person disclaims beneficial ownership of any securities owned by these parties.

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -2,830,061 -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -2,830,061 -

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 4.9%

14.	Type of Reporting Person (See Instructions) PN

Item 1.	Security and Issuer

This statement on Schedule 13D (the “Statement”) relates to the shares of common stock, par value $0.01 per share (the “Shares”), of The Mills Corporation, a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 5425 Wisconsin Avenue, Chevy Chase, Maryland 20815.

Item 2.	Identity and Background

This Statement is being filed by Simon Property Group, Inc., a Delaware corporation (“Simon Property”), and Simon Property Group, L.P., a Delaware limited partnership and a majority owned partnership subsidiary of Simon Property (“Simon Operating Partnership”).

Simon Property operates as a self-administered and self-managed real estate investment trust.  Simon Operating Partnership owns all of Simon Property’s real estate properties.

Simon Property, Simon Operating Partnership and their subsidiaries are engaged primarily in the ownership, development, and management of retail real estate, primarily regional malls, Premium Outlet® centers and community/lifestyle centers.  They own or hold an interest in 285 income-producing properties in the United States in 38 states and Puerto Rico.  They also have ownership interests in 53 European shopping centers (in France, Italy and Poland), five Premium Outlet centers in Japan, and one Premium Outlet center in Mexico.

The business address of each of Simon Property and Simon Operating Partnership is 225 W. Washington Street, Indianapolis, Indiana 46204.

The name, business address and present principal occupation of each executive officer and director of Simon Property is set forth in Annex A hereto.  Simon Operating Partnership is a limited partnership and Simon Property is its sole general partner.  Simon Operating Partnership does not have any directors or executive officers.

During the last five years, none of Simon Property, Simon Operating Partnership, nor, to the best of Simon Property’s or Simon Operating Partnership’s knowledge, any person named in Annex A hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

By virtue of the transactions and agreements reported in this Schedule 13D, Simon Property and Simon Operating Partnership may be deemed to have become members of a group with Farallon Capital Partners, L.P., Farallon Capital Institutional Partners, L.P., Farallon Capital Institutional Partners II, L.P., Farallon Capital Institutional Partners III, L.P. and

Tinicum Partners, L.P. (collectively, the “Farallon Funds”) with respect to the Shares currently beneficially owned by them.  This Schedule 13D constitutes a separate filing by Simon Property and Simon Operating Partnership in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The Farallon Funds are responsible solely for the information contained in their separate filing on Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

No funds were required in connection with the execution of the Stark Option Agreement (as defined in Item 4).  (Should Simon Property or Simon Operating decide to exercise the Stark Option (as defined in Item 4), up to approximately $71.47 million would be required.  Simon Property and Simon Operating Partnership currently anticipate that they would obtain any funds necessary for an exercise of the Stark Option from working capital or from borrowings under their existing credit agreement, which has been filed as an exhibit to Simon Operating Partnership’s Current Report on Form 8-K filed on December 20, 2005.)

In connection with the execution of the Merger Agreement (as defined in Item 4) by the Company on February 16, 2007, Simon Operating Partnership loaned approximately $1.188 billion to the Company under the Credit and Guaranty Agreement (as defined in Item 4).  All amounts loaned (or to be loaned) to the Company pursuant to the Credit and Guaranty Agreement have been (or will be) obtained from working capital or borrowings under Simon Operating Partnership’s existing credit agreement.  Under the terms of the Credit and Guaranty Agreement, Simon Operating Partnership may syndicate all or a portion of its loans under the Credit and Guaranty Agreement and this syndication would reduce the amount of funds loaned (or to be loaned) by Simon Operating Partnership under the Credit and Guaranty Agreement.

No funds were required in connection with the execution of the Merger Agreement.  Approximately $1.64 billion would be required to acquire all outstanding Shares and common units of The Mills Limited Partnership for $25.25 in cash per Share or unit pursuant to the transactions contemplated by the Merger Agreement.  These amounts and any other funds necessary to consummate the transactions contemplated by the Merger Agreement would be obtained from (i) equity financing to be provided (a) at least $650 million collectively by the Farallon Funds and (b) at least $650 million from Simon Operating Partnership and (ii) debt financing from, or caused to be provided by, Simon Operating Partnership with respect to any remaining amounts necessary to consummate the transactions.

Item 4.	Purpose of Transaction

On February 4, 2007, Simon Property entered into a stock option agreement (the “Stark Option Agreement”) with Stark Master Fund Ltd. (“Stark”) pursuant to which Stark granted Simon Property an option (the “Stark Option”) to purchase 2,830,061 Shares at the price to be paid for Shares upon consummation of the Merger.  The ability of Simon Property to exercise the Stark Option was conditioned upon (i) the execution of a merger agreement with the Company by an entity affiliated with Simon Property and (ii) the waiver by the Company of the ownership limitations set forth in its certificate of incorporation.  As a result of the Company’s execution of the Merger Agreement and the waiver of the ownership limitations in the Company’s certificate of incorporation in connection therewith on February 16, 2007, Simon Property may be deemed to have acquired beneficial ownership of the Shares subject to the Stark Option as of February 16, 2007.  The Stock Option Agreement imposes restrictions on the disposition of the Shares subject to the Stark Option (other than pursuant to the Offer or certain tender offer or merger transactions at a price in excess of the price to be paid pursuant to the Stark Option Agreement).  There are no agreements or understandings with respect to the voting of the Shares subject to the Stark Option.  The purpose of the Stark Option Agreement is to facilitate and increase the likelihood that the transactions contemplated by the Merger Agreement will be consummated.

Also on February 4, 2007, the Simon Operating Partnership and the Farallon Funds entered into a letter agreement (the “Joint Venture Letter Agreement”) pursuant to which Simon Operating Partnership and the Farallon Funds agreed to submit an acquisition proposal to the Company, to provide the equity and debt financing for the acquisition contemplated by the proposal (as described in Item 3), to form a joint venture entity to effect the acquisition, and on certain other matters.  The acquisition proposal contemplated by the Joint Venture Letter Agreement was submitted to the Company on February 4, 2007.

In the evening of February 15, 2007, Simon Property and the Farallon Funds modified the acquisition proposal submitted to the Company on February 4, 2007 to, among other things, increase the cash price to be paid to the holders of Shares and common units of The Mills Limited Partnership from $24 per Share or unit to $25.25 per Share or unit.

On February 16, 2007, the Company terminated the Agreement and Plan of Merger, dated as of January 17, 2007, by and among the Company, The Mills Limited Partnership, and Brookfield Asset Management, Inc. (“Brookfield”) and accepted the modified acquisition proposal of Simon Property and the Farallon Funds.

In that regard, on February 16, 2007, the Company and The Mills Limited Partnership entered into an Agreement and Plan of Merger (the “Merger Agreement”) with (i) SPG-FCM Ventures, LLC  (“Parent”), a Delaware limited liability company formed by the Farallon Funds and Simon, (ii) SPG-FCM Acquisition, Inc. (“Purchaser Sub”), a Delaware corporation and wholly owned subsidiary of Parent, and (iii) SPG-FCM Acquisition, L.P. (“Purchaser LP”), a Delaware limited partnership managed by Purchaser Sub.  Under the terms of the Merger Agreement, (i) Parent will commence a tender offer (the “Tender Offer”) for all of the outstanding Shares at a per Share purchase price of $25.25 in cash, without interest, the closing of which is subject to certain conditions, including the valid tender of a sufficient number of Shares which, together with the Shares held by the Farallon Funds, Simon Property, Parent and any of its controlled subsidiaries (but excluding (x) Shares subject to the Stark Option unless those Shares are validly tendered into the Tender Offer and not withdrawn or those Shares are purchased upon exercise of the Stark Option and (y) Shares subject to the Short Form Merger

Option Agreement (as hereinafter defined)), constitute a majority of the outstanding Shares on a fully diluted basis, the absence of injunctions or illegality, receipt of a tax opinion, the absence of a material adverse effect on the Company, and the accuracy of the representations of the Company and The Mills Partnership in the Merger Agreement, followed by (ii) a merger of Purchaser Sub with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent (except to the extent provided in the Merger Agreement), in which all Shares not acquired in the Tender Offer (other than those as to which appraisal rights are properly exercised under Delaware law) will be converted into the right to receive $25.25 in cash, without interest.  Under the terms of the Merger Agreement, under certain circumstances, the merger of Purchaser Sub and the Company may be effected in a one step transaction, without a tender offer, through the merger of the Company with and into Purchaser Sub.  The purpose of the transactions contemplated by the Merger Agreement is the acquisition of all outstanding Shares and LP Units (as defined below).

Concurrently with the Merger, Purchaser LP will merge with and into The Mills Limited Partnership, and, in connection therewith, all of the common limited partnership units (the “LP Units”), except for those LP Units owned by the Company, the Parent or any of their respective direct or indirect subsidiaries, will be converted into the right (i) to receive $25.25 per unit in cash, without interest, or (ii) in the case of holders of LP Units meeting certain qualifications, at the option of the holder, to receive 0.211 common units of limited partnership interest in Simon Operating Partnership for each LP Unit (the “Rollover”).  If offering this election would reasonably be expected to delay the closing of the merger, then these qualified holders will instead receive a preferred limited partnership unit in The Mills Limited Partnership, which will carry only the right to elect to receive the $25.25 per LP Unit cash price or the Rollover when offering this election is practicable. In connection with the transactions described in this paragraph, the registration of the LP Units under Section 12 of the Exchange Act will be terminated.

Under the terms of the Merger Agreement, upon the closing of the Tender Offer, Parent will be entitled to designate for appointment to the board of directors of the Company a pro rata number of directors based upon the percentage that the Shares owned by Parent and its affiliates bears to the total number of Shares then outstanding (including Shares accepted for payment in the Tender Offer, but excluding any Shares held by the Company or any of its subsidiaries) subject to the requirement that a minimum of two “disinterested” members of the current board of directors of the Company remain in office.  The Farallon Funds and Simon Property have agreed that they would each designate such number of directors based upon their respective percentage interests in Parent (which is currently expected to be one-half each).

The Merger Agreement provides that the Company will negotiate in good faith with Parent and enter into a management agreement to be effective upon the date Shares are first purchased pursuant to the Tender Offer.  The management agreement will provide that an affiliate of Simon Operating Partnership will manage the properties of the Company and its controlled affiliates and, among other things, will provide for a phase-in of management fees up to a level of 4% of all minimum and percentage rents upon full transition of management services, which would be expected to occur no later than July 1, 2007.

If Shares are acquired in the Tender Offer, then consummation of the Merger may be subject to receipt of stockholder approval if required under applicable law (the receipt of stockholder approval will be assured because, as a result of the purchase of Shares pursuant to the Tender Offer, Parent and its affiliates will own a majority of the Shares) and will be subject to the absence of any injunctions or similar legal impediment.  If a stockholder vote is required and the Company remains subject to the requirements of the Exchange Act, consummation of the Merger would be delayed until after the Company has filed the financial statements required under Regulation S-X under the Exchange Act unless a waiver were to be obtained from the Securities and Exchange Commission.

After the Merger is consummated (or under certain circumstances after the closing of the Tender Offer), the Shares will no longer be traded on the New York Stock Exchange and the registration of the Shares under Section 12 of the Exchange Act will be terminated.  In addition, it is also expected that as promptly as practicable following the Merger, Parent will liquidate and terminate the existence of the Company in accordance with the provisions of Delaware law, with the payments required in connection with such liquidation being made with respect to the classes of the outstanding shares of preferred stock issued by the Company, and in connection therewith the registration of such shares under Section 12 of the Exchange Act will be terminated (to the extent registered under Section 12 of the Exchange Act as of the time of such liquidation).

Concurrently with the execution of the Merger Agreement, (i) the Farallon Funds and Simon LP each delivered a commitment letter (collectively, the “Commitment Letters”), dated February 12, 2007, to the Company pursuant to which (x) the Farallon Funds agreed to provide $650 million of equity funding to Parent, subject to certain conditions and (y) Simon Operating Partnership agreed to provide $650 million of equity funding to the Parent and to loan (or to cause the loan of) such additional amount as is required to fund the amount payable by the Parent or the Company under the Merger Agreement in respect of all of the Shares, LP Units and the Company’s preferred stock, in each case subject to certain conditions, (ii) Simon LP delivered a commitment letter (the “Simon OP Unit Commitment Letter”) to the Company pursuant to which Simon LP agreed to take all necessary steps to issue its limited partnership units in connection with the Rollover, (iii) the Farallon Funds delivered a letter agreement (the “Lock-Up Agreement”) to the Company pursuant to which they agreed not to sell any of their Shares until the earlier of the end of the Tender Offer period or the termination of the Merger Agreement, subject to certain exceptions, and agreed to vote to approve the Merger Agreement and the transactions contemplated thereby, including the Merger, and (iv) Parent, Purchaser Sub and the Company entered into a Short Form Merger Option Agreement (the “Short Form Merger Option Agreement”) pursuant to which the Company granted an option to Parent to purchase additional Shares (as are authorized) following the completion of the Tender Offer if, and only if, the exercise of the option would result in Parent or Purchaser Sub (or any permitted assignee) owning at least 90% of the outstanding Shares (after giving effect to the exercise of the option)

in order to facilitate prompt completion of the Merger pursuant to a “short form” merger without action by the Company’s other stockholders.

On February 16, 2007, in connection with the Company’s execution of the Merger Agreement, the Company, The Mills Limited Partnership and certain subsidiaries of the Company entered into a Credit and Guaranty Agreement (the “Credit and Guaranty Agreement”) with Simon Operating Partnership as Administrative Agent (the “Administrative Agent”) and Collateral Agent.

The Credit and Guaranty Agreement provides a senior secured term loan in a principal amount of approximately $1,188 million (the “Term Loan”) and a revolving loan facility to The Mills Limited Partnership in an aggregate principal amount not to exceed approximately $365 million (the “Revolving Facility,” and together with the Term Loan the “Credit Facilities”).  The proceeds of the Term Loan were used to repay amounts due under the Restated Credit and Guaranty Agreement, dated as of January 17, 2007 (the “Brookfield Credit Agreement”), between the Company, The Mills Limited Partnership, and Brookfield and to pay certain fees due upon the termination of the Brookfield Credit Agreement, and the proceeds of the Revolving Facility will be used to provide working capital for The Mills Limited Partnership and its subsidiaries in accordance with an approved budget.  To the extent permitted by existing contractual obligations, the Credit Facilities are or will be secured by substantially all of the assets of The Mills Limited Partnership, as well as all equity interests owned by the Company, The Mills Limited Partnership, and certain of their subsidiaries in material operating properties.  Subject to certain exceptions, the Credit Facilities are or will be guaranteed by all material subsidiaries of the Company and The Mills Limited Partnership that are permitted to do so in accordance with existing contractual obligations.

The Credit Facilities will have a maturity of February 16, 2008, which date may be extended if the termination date of the Merger Agreement is similarly extended.

The Credit Facilities will bear interest at LIBOR plus 270 basis points, with the underlying LIBOR rate being reset monthly.  If the Merger Agreement is terminated, other than for a breach of the Merger Agreement by Parent, the Credit Facilities will thereafter bear interest at LIBOR plus 575 basis points.  In connection with the entry into the Credit and Guaranty Agreement, the Company and The Mills Limited Partnership agreed to pay a fee to Simon Operating Partnership of approximately $23 million, 66% of which was paid upon entry into the Credit and Guaranty Agreement, and the balance of which is payable upon the earlier of (a) August 16, 2007, (b) the effective time of the Merger and (c) the date on which the Merger Agreement is terminated and all outstanding loans under the Credit and Guaranty Agreement are repaid in full.

As was the case under the Brookfield Credit Agreement, the Credit and Guaranty Agreement requires compliance, within certain variances, with an agreed budget.  The Credit and Guaranty Agreement generally contains covenants, mandatory prepayment requirements and events of default similar to those that were set forth in the Brookfield Credit Agreement.  If any event of default occurs while the Merger Agreement is in effect (and prior to 60 days after the effective time of the Merger), the lenders under the Credit and Guaranty Agreement are prohibited from exercising default remedies unless the event of default in question is attributable to a payment default, a bankruptcy event, an acceleration of certain other material indebtedness, or a willful and intentional breach of the Credit and Guaranty Agreement.  As was the case under the Brookfield Credit Agreement, the applicable interest rate under the Credit and Guaranty Agreement is increased by 3% following the occurrence of any event of default.

The description of the terms of the Merger Agreement, the Commitment Letters, the Simon OP Unit Commitment Letter, the Lock-Up Agreement, the Short Form Merger Option Agreement and the Credit and Guaranty Agreement contained herein is a summary only, and is qualified in its entirety by reference to the terms of the Merger Agreement, Commitment Letters, the Simon OP Unit Commitment Letter, the Lock-Up Agreement, the Short Form Merger Option Agreement and the Credit and Guaranty Agreement, respectively, each filed as an exhibit to the Company’s Current Report on Form 8-K, filed on February 16, 2007, and incorporated herein by reference. The description of the terms of the Stark Option Agreement contained herein is a summary only, and is qualified in its entirety by reference to the terms of the Stark Option Agreement which is filed as Exhibit 2 to this Schedule 13D and is incorporated herein by reference.

The description of the Joint Venture Letter Agreement is a summary only and is qualified in its entirety by reference to the terms of the Joint Venture Letter Agreement, which was filed as Exhibit 6 to Amendment No. 6 to the Schedule 13D filed by the Farallon Funds on February 5, 2007 and is incorporated herein by reference.

On February 16, 2007, a press release related to the Merger Agreement was issued by the Company, Farallon Capital Management, L.L.C. and Simon Property, a copy of which is incorporated herein by reference to Exhibit 99.3 of the Company’s Current Report on Form 8-K filed on February 16, 2007.

Except as set forth above, none of Simon Property, Simon Operating Partnership or, to the best of the knowledge of Simon Property and Simon Operating Partnership, any of the persons named in Annex A has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), of Item 4 of Schedule 13D.  Simon Property and Simon Operating Partnership may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto to the extent consistent with their obligations under the Merger Agreement and the other arrangements described in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer
(a) As a result of the Stark Option Agreement, Simon Property may be deemed to beneficially own (and share dispositive power with respect to) the 2,830,061 Shares currently owned by Stark.  Such Shares represent approximately 4.97% of the outstanding Shares (based upon the 56,885,231 Shares represented by the Company to be issued and outstanding as of February 6, 2007 in the Merger Agreement).  To the best of the knowledge of Simon Property and Simon Operating Partnership, none of the persons listed in Annex A hereto beneficially owns any Shares.  (Simon Property, Simon Operating Partnership and the persons listed in Annex A hereto disclaim beneficial ownership of any Shares owned by the Farallon Funds, which have reported beneficial ownership of an aggregate of 6,145,000 Shares or approximately 10.8% of the outstanding Shares, based upon the Company’s representation in the Merger Agreement.)

(b)           None of Simon Property, Simon Operating Partnership nor, to the best of the knowledge of Simon Property and Simon Operating Partnership, any of the persons listed in Annex A hereto has sole or shared voting power with respect to any Shares.  (They disclaim beneficial ownership of any Shares owned by the Farallon Funds.)

(c)           Except as described above, none of Simon Property, Simon Operating Partnership nor, to the best of the knowledge of Simon Property and Simon Operating Partnership, any of the persons listed in Annex A hereto has effected any transactions in the securities of the Company during the past sixty days.

(d) and (e).  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Item 4, none of Simon Property, Simon Operating Partnership nor, to the best of the knowledge of Simon Property and Simon Operating Partnership, any of the persons named in Annex A hereto is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or losses or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1                 Joint Filing Agreement between Simon Property Group, Inc. and Simon Property Group, L.P.

Exhibit 2                 Stock Option Agreement, dated as of February 4, 2007, between Simon Property Group, Inc. and Stark Master Fund Ltd.

Exhibit 3                 Letter Agreement, dated February 4, 2007 between the Farallon Funds and Simon Property Group, L.P.(1)

(1)                                  Incorporated by reference to Exhibit 6 to Amendment No. 6 to the Schedule 13D filed by the Farallon Funds on February 5, 2007

Exhibit 4                                                   Agreement and Plan of Merger, dated as of February 12, 2007, by and among SPG-FCM Ventures, LLC, SPG-FCM Acquisition, Inc., SPG-FCM Acquisition, L.P., The Mills Corporation, and The Mills Limited Partnership(2)

Exhibit 5                                                   Credit and Guaranty Agreement, dated as of February 16, 2007, by and among The Mills Limited Partnership, as Borrower, The Mills Corporation, as Parent, certain of its subsidiaries, as Guarantors, the lenders party thereto, and Simon Property Group, L.P., as Administrative Agent and Collateral Agent(3)

Exhibit 6                                                   Letter Agreement re: Simon Property Group, L.P. OP Units, dated as of February 12, 2007, from Simon Property Group, L.P. to The Mills Corporation(4)

Exhibit 7                                                   Short Form Merger Option Agreement, dated as of February 12, 2007, among The Mills Corporation, SPG-FCM Ventures, LLC, and SPG-FCM Acquisition, Inc.(5)

Exhibit 8                                                   Letter Agreement re: Equity Commitment, dated as of February 12, 2007, from Simon Property Group, L.P. to SPG-FCM Ventures, LLC(6)

Exhibit 9                                                   Press Release issued jointly by The Mills Corporation, Simon Property Group, Inc., and Farallon Capital Management, L.L.C., on February 16, 2007(7)

(2)           Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on February 16, 2007

(3)           Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on February 16, 2007

(4)           Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company on February 16, 2007

(5)           Incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Company on February 16, 2007

(6)           Incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on February 16, 2007

(7)           Incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by the Company on February 16, 2007

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2007

SIMON PROPERTY GROUP, INC.

By:	/s/ Stephen E. Sterrett
	Name:	Stephen E. Sterrett
	Title:	Executive Vice President and Chief Financial Officer

SIMON PROPERTY GROUP, L.P.
By Simon Property Group, Inc.
its General Partner

By:	/s/ Stephen E. Sterrett
	Name:	Stephen E. Sterrett
	Title:	Executive Vice President and Chief Financial Officer of Simon Property Group, Inc., General Partner of Simon Property Group, L.P.

Annex A

Directors and Executive Officers of Simon Property Group, Inc.

The names of the directors and executive officers of Simon Property are set forth below.  Unless otherwise indicated, each individual is a citizen of the United States.  Unless otherwise indicated the principal business address of each person is that of Simon Property.

Executive Officers
Name and Place of Residence	Principal Occupation

Melvin Simon	Co-Chairman of the Board

Herbert Simon	Co-Chairman of the Board

David Simon	Chief Executive Officer

Richard S. Sokolov	President and Chief Operating Officer

David Bloom	Advisory Director of Simon Property and Chairman of Chelsea Property Group, a division of Simon Property

Hans C. Mautner	Advisory Director of Simon Property, President of International Division of Simon Property, Chairman of Simon Global Limited

Stephen E. Sterrett	Executive Vice President and Chief Financial Officer

John Rulli	Executive Vice President and Chief Operating Officer – Operating Properties

Gary Lewis	President, Leasing Division and Senior Executive Vice President

J. Scott Mumphrey	Executive Vice President – Property Management, President – Simon Business Network

Andrew Juster	Senior Vice President and Treasurer

James M. Barkley	Secretary, General Counsel

1

John Dahl	Senior Vice President and Chief Accounting Officer

Directors

Name and Place of Residence	Principal Occupation	Business Address

Birch Bayh	Partner, Venable LLP	575 7th Street, NW Washington, DC 20004

Melvyn E. Bergstein	Chairman, Diamond Mgmt. & Technology Assoc.	John Hancock Center 875 N. Michigan Avenue Chicago, IL 60611

Linda Walker Bynoe	President and Chief Executive Officer, Telemat Ltd.	One Magnificent Mile 980 N. Michigan Avenue Chicago, IL 60611

Karen N. Horn, Ph.D.	Senior Managing Director, Brock Capital Group, LLC	622 Third Avenue New York, NY 10017

Reuben S. Leibowitz	Managing Director, JEN Partners and Advisor, Warburg Pincus	551 Madison Avenue, Suite 300 New York, NY 10022

Fredrick W. Petri	President, Housing Capital Company	1825 S. Gerant Street, Suite 630 San Mateo, CA 94402

David Simon	Chief Executive Officer of Simon Property Group, Inc.

Herbert Simon	Co-Chairman of the Board of Simon Property Group, Inc.

Melvin Simon	Co-Chairman of the Board of Simon Property Group, Inc.

J. Albert Smith, Jr.	(Lead Independent Director) President, Chase Bank Central Indiana and Managing Director, JP Morgan Private Bank	1 East Ohio Street, IN1-0175 Indianapolis, IN 46204

2

Richard S. Sokolov	President and Chief Operating Officer of Simon Property Group, Inc.

Pieter S. van den Berg	Retired

M. Denise DeBartolo York	Chairman, The DeBartolo Corporation	9337 Ravenna Road Twinsburg, Ohio 44087

3